SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May 2005

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached and incorporated by reference in this Form 6-K is the following exhibit:

Exhibit No.	Description
99.1	Conference Call First Quarter 2005 Transcript dated May 11, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul K. Hyland

	Name:	Paul K. Hyland
	Title:	President & CEO
Date: May 23, 2005
	By	/s/ Wolfgang Breme

	Name:	Wolfgang Breme
	Title:	CFO